UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Senomyx, Inc.

(Name of Subject Company (Issuer))

Sentry Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

Firmenich Incorporated

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

Douglas Lucht

Vice President – Finance

Firmenich Incorporated

250 Plainsboro Road

Plainsboro, New Jersey 08536

(609) 452-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrick M. Mix, Esq.

Chad J. Rubin, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Sentry Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Firmenich Incorporated (“Parent”), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share, of Senomyx, Inc. (the “Company”), a Delaware corporation, to be commenced pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 16, 2018, by and among Parent, Purchaser and the Company.

Notice to Investors/Important Additional Information Filed with the U.S. Securities and Exchange

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. Purchaser has not commenced the tender offer described above. Upon commencement of the tender offer, Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations department of the Company at the email address included below.

Contact:

Senomyx, Inc.

Dave Humphrey

Vice President and Chief Financial Officer

1-858-646-8305

dave.humphrey@senomyx.com

In addition to the solicitation/recommendation statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, DC 201549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication may contain certain forward-looking statements regarding the Company, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger contemplated by the Merger Agreement are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the tender offer or the merger contemplated by the Merger Agreement will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the tender offer and merger contemplated by the Merger Agreement; uncertainties as to how many of the Company’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; the failure to complete the tender offer or the merger contemplated by the Merger Agreement in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the Transactions; the Company’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this communication are based on information known to Parent and Purchaser on the date of this announcement. Parent and Purchaser do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ITEM 12.	EXHIBITS.

(a)(5)(A)	Joint Press Release of Senomyx, Inc. and Firmenich, dated September 17, 2018 (incorporated by reference to Exhibit 99.1 to Senomyx, Inc’s Current Report on Form 8-K, filed with the SEC on September 17, 2018).